Exhibit 10.6

550, 333 – 11 Ave SW

Calgary, AB T2R 1L9

P. +1.403.237.7102

F. +1.403.237.7103

CONFIDENTIAL

February 8, 2011

Mr. Matthew McCann

TransAtlantic Petroleum Ltd.

5910 N. Central Expressway, Suite 1755

Dallas, Texas 75206

Dear Matt:

Re:	Conditional Offer to Acquire Shares in Pinnacle Turkey Inc. and Interests in Assets located in the Marmara and Gaziantep Areas, Turkey

Further to recent discussions, Valeura Energy Inc. (“VEI”) is pleased to submit this conditional offer to TransAtlantic Petroleum Ltd. (“TPL”) and TransAtlantic Worldwide Ltd. (“TWL”, and together with TPL, “TransAtlantic”) respecting the acquisition by VEI, Valeura Energy (Netherlands) BV or such other subsidiary or nominee (collectively, “Valeura”), in a transaction involving Thrace Basin Natural Gas Corporation (“TBNG”) and Pinnacle Turkey, Inc. (“PTI”), of: (i) 61.54% of the shares in PTI (the “Valeura PTI Shares” with such acquisition being the “Valeura PTI Acquisition”); and (ii) immediately thereafter, the following undivided interests from PTI and TBNG (as more particularly described in this conditional offer) in exploration licences and production leases respecting properties in the Marmara and Gaziantep areas of the Republic of Turkey, together with all associated tangibles (including all wells, processing facilities, gas plants, other facilities, batteries, well heads, production equipment, pipelines, pipeline connections, meters, generators, motors, compressors, treaters, dehydrators, scrubbers, separators, pumps, tanks, boilers, and communication equipment), seismic, contracts and other interests (collectively, the “Assets”, and such acquisition being the “Asset Acquisition”):

Marmara (onshore)1 - 40.00% undivided interest

Marmara (offshore - shelf) - 15.38% undivided interest

Marmara (offshore - deep) - 30.77% undivided interest

Gaziantep - 23.08% undivided interest

which exploration licences (the “Exploration Licences”) and production leases (the “Production Leases”) are more particularly described in the attached Schedule “A” (the Valeura PTI Acquisition and the Asset Acquisition being referred to collectively as the “Transaction”). The consideration payable by Valeura at closing of the Valeura PTI Acquisition would be US $61,538,461, and at closing of the Asset Acquisition would be the Valeura PTI Shares (to be delivered into escrow pending receipt of GDPA approvals of the transfers by PTI and TBNG to Valeura of the Exploration Licences and the Production

[1]	The interests which Valeura is acquiring in Exploration Licence 4201 is a 40.00% share of a royalty.

Leases as contemplated herein). Valeura shall not be required to make any representations in respect of the PTI shares it acquires, other than Valeura has not encumbered such shares and that it has the corporate authority to transfer them in exchange for the Assets. Valeura will be entitled to the economic benefits arising from its acquisition of the Assets based on a Transaction effective date of October 1, 2010 (the “Effective Date”); without limiting the foregoing TransAtlantic shall cause TBNG and/or PTI to remit to Valeura at closing its share of net production proceeds arising in connection with the Assets from and after the Effective Date notwithstanding that GDPA approvals have not been obtained in connection with the transfer to Valeura or PTI of an undivided interest in all or any of the Production Leases or in connection with the transfer to Valeura of an undivided interest in all or any of the Exploration Licences, unless such payment is prohibited by Turkey law, in which event TransAtlantic shall enter into an arrangement with Valeura prior to closing which is acceptable to Valeura, in its discretion, pursuant to which the equivalent economic benefits are to be received in a timely manner by Valeura on the closing date.

TransAtlantic has indicated that the income tax liabilities arising in connection with the transfers of the Exploration Licenses and Production Leases by TBNG to PTI and Valeura shall not exceed US $3,100,000, and Valeura has agreed that it will bear a 40% proportionate share of such estimated income tax liabilities, up to a maximum of US $1,240,000, to be paid out of net production revenues on May 15, 2011 (as to half of such proportionate share) and August 15, 2011 (as to the balance of such proportionate share), without adjustment to either such amount after the date it is payable, regardless whether it is subsequently determined that the actual income tax liabilities exceed US $3,100,000.

It is anticipated that the Transaction would be closed concurrently with the acquisition from Mustafa Mehmet Corporation (the “Share Vendor”) of the shares of TBNG (the purchase of the TBNG shares and, if required, 61.54% of the PTI shares is referred to herein as the “TransAtlantic Purchase”) by TWL, and of the remaining 38.46% of the PTI shares (the “Holdco Purchase”) by Pinnacle Turkey Holding Company, LLC (“Holdco”), or if such Holdco Purchase does not proceed, by TransAtlantic in connection with the exercise of a share purchase option by TWL pursuant to an Option Agreement dated November 8, 2010 between TWL and the Share Vendor (the “Share Option Agreement”), a copy of which is attached hereto as Schedule “C”.

For certainty, at the time of closing the Exploration Licences and the Production Leases, and associated tangibles, seismic, contracts and other interests shall be held as follows:

AREA	PARTIES AND INTERESTS
	TBNG/TWL	PTI	VALEURA
Marmara (onshore)[2]	35.00%	25.00%	40.00%
Marmara (offshore - shelf)	25.00%	9.62%	15.38%
Marmara (offshore - deep)	0%	19.23%	30.77%
Gaziantep	62.50%	14.42%	23.08%

[2]	Valeura shall be entitled to a 40.00% share of a royalty pertaining to Licence 4201.

The parties hereby agree as follows:

1.	The purpose of this conditional offer is to:

(a)	outline certain of the terms and conditions of the proposed Transaction;

(b)

establish a process and timeline which would allow: (i) TWL and Valeura to finalize a definitive participation and trust agreement (the “Valeura Participation Agreement”) pursuant to which, as between Valeura and TWL, Valeura shall be entitled to the rights, benefits and remedies associated with the representations, warranties, conditions, covenants and indemnities contained in the Share Option Agreement, and to require TWL to in a timely and proper manner enforce against the Share Vendor all such rights, benefits and remedies, in connection with the acquisition by Valeura of the Valeura PTI Shares, and including without limitation rights to a proportionate share of the TA Stock (as that term is defined in the Share Option Agreement) in the event of a claim against the Share Vendor; (ii) the Share Vendor, TWL and Holdco to finalize a definitive assignment and share purchase agreement (the “Holdco Assignment and SPA”) whereby Holdco becomes entitled to rely on the representations, warranties, conditions and covenants contained in the Share Option Agreement and to enforce all rights and obligations under the Share Option Agreement, to the extent relating to the PTI shares it is acquiring; and (iii) Valeura, TWL, TBNG, PTI and Holdco to finalize a definitive asset purchase and sale agreement (the “Asset Sale Agreement”) whereby the Assets are conveyed to Valeura at closing but effective as of the Effective Date in exchange for the Valeura PTI Shares (which shares shall be held in escrow by a third party pursuant to mutually acceptable escrow arrangements pending receipt of all associated GDPA approvals), and pursuant to which Valeura shall retain all of its rights and remedies it obtained under the Valeura Participation Agreement in connection with all representations, warranties, covenants, indemnities, rights and other benefits insofar as same relate to the Assets; and (iv) joint operating agreements (the “JOA’s”) respecting the Assets (other than the offshore properties), and an agreement for the disposition of natural gas (the “Disposition Agreement”, and together with the Valeura Participation Agreement, the Asset Sale Agreement and the JOA’s, “the “Definitive Agreements”); and

(c)	set forth certain binding covenants of the parties, as more particularly set forth herein.

2.	VEI represents that it has obtained the approval of its board for the Transaction, and TransAtlantic represents that it has obtained the necessary board approvals for the Transaction.

3.

Each of TransAtlantic and VEI represents that it has, and TransAtlantic represents that Holdco has, completed and is satisfied with the results of its due diligence respecting the assets, liabilities, obligations and all other matters pertaining to TBNG and PTI, and the transactions to which it is a party as contemplated herein, including:

(a)

all production, operations, environmental matters, abandonment obligations, safety matters, contracts and liabilities affecting the properties of TBNG and PTI, including all operating, transportation, processing and sales arrangements and a legal, accounting and tax review of the applicable contracts;

(b)	the facilities and the environmental condition of the assets and properties of TBNG and PTI, as confirmed by site visits for the purpose of reviewing same; and

(c)	the opportunity to meet and speak with field and office representatives, and the professional advisors, of TBNG and PTI and other partners (as applicable).

but excluding due diligence searches respecting the Share Vendor and a review of the minute books of TBNG and PTI, which the parties shall coordinate and complete as soon as practicable after the date hereof.

4.

TransAtlantic represents and covenants that it has made available to VEI and will continue to make available to Valeura all material information, agreements and materials pertaining to the TransAtlantic Purchase, the Holdco Purchase and to TBNG and PTI and their respective properties (including the Assets), liabilities and obligations to which TransAtlantic has access, including independent and internal reserves data, seismic database and interpretations, licences and leases, third party and government and regulatory approvals, applicable agreements including all farm-out agreements and royalty agreements, land, legal and title documents, existing title opinions, all related files, details and documents relating to pending and outstanding litigation and regulatory matters, all matters related to health, safety and environment, and outstanding commitments, works programs, liabilities and indebtedness, marketing agreements, production and operating statements, geological maps, well files, well logs, books, papers, documents and agreements and all other information relating to TBNG, PTI and/or the Assets and the transactions contemplated herein. TransAtlantic has extended to VEI and will continue to extend to Valeura and its representatives and advisors the same rights as TransAtlantic has to review the foregoing.

TransAtlantic further represents that they have fully disclosed to VEI the status of the TransAtlantic Purchase and the Holdco Purchase. TransAtlantic represents that it is not aware of any material outstanding issues or material due diligence concerns that have not been disclosed to Valeura and could adversely affect the Assets or the completion of any of the transactions contemplated herein. TransAtlantic covenants that they shall keep Valeura fully informed on material matters and information related to the TransAtlantic Purchase and the Holdco Purchase and the transactions contemplated thereby, and the status thereof, that it will forthwith after receipt provide to Valeura copies of any notices, reports, requests, information or communications with or from the Share Vendor, TBNG or PTI under or in connection with Share Option Agreement, that it will not provide any consent, approval or other authorization under or in connection with the Share Option Agreement (including without limitation any approval or consent requested pursuant to Article 8 of the Share Option Agreement) or amend or terminate the Share Option Agreement without in each case obtaining Valeura’s prior written consent.

5.	The obligations of the parties to complete the Transaction shall be subject to the following conditions, which are for the mutual benefit of the parties:

(a)

the execution and delivery of mutually acceptable Definitive Agreements containing terms and conditions provided for herein (including the conditions set forth in this clause 5) and such other terms and conditions as are customarily contained in agreements pertaining to shares and properties similar in value and nature to the PTI Shares and the Assets, respectively. The parties agree that they will negotiate in good faith the terms of the Definitive Agreements, and use reasonable commercial efforts to finalize, execute and deliver them by no later than March 18, 2011;

(b)

each party being satisfied there has been no material adverse change in the Assets after the Effective Date, nor any material adverse information disclosed or otherwise available in respect of the Assets or the transactions contemplated herein that was not previously disclosed or available to both parties;

(c)

obtaining all third party consents and waivers or exercise of pre-emptive rights (including rights of first refusal and rights of first offer, but excluding rights of first refusal in favor of Tiway respecting the offshore licences and leases), if any. TransAtlantic agrees that it will use reasonable commercial efforts to attempt to obtain waivers of all pre-emptive rights (applicable to the Transaction and all other transactions described or referred to herein) as soon as possible; without limiting the foregoing each of TransAtlantic, TBNG and PTI (and any affiliates thereof) shall waive any pre-emptive rights it may hold in connection with the Transaction and all other transactions described or referred to herein; for certainty, the pre-emptive rights in favor of Tiway respecting the offshore licences and leases shall be complied with after closing, and Valeura shall be entitled to a proportionate share (ie 30.77% of the Marmara (offshore-deep) licences and 15.38% of the Marmara (off-shore-shelf) licenses) of the proceeds arising in connection with any exercise by Tiway of those pre-emptive rights;

(d)

receipt by each party of relevant government, regulatory, stock exchange and third party approvals (including GDPA approval of the transfer of the Exploration Licences from TBNG to PTI, as to the aggregate undivided interests ascribed to PTI and Valeura in the table on page 2 of this conditional offer, but excluding GDPA approvals of the transfer of undivided interests in the Production Leases from TBNG to Valeura) for the Transaction, and the recognition at closing of Valeura under all joint operating agreements and other governing agreements, as to the corresponding undivided interest it is acquiring in the Assets. From and after closing PTI shall hold the legal interests in the Exploration Licences, and TBNG shall hold the legal interests in the Production Leases, in trust for and as agent of Valeura until all GDPA approvals respecting the transfer of the Assets from PTI or TBNG, as the case may be, to Valeura is obtained (and TransAtlantic, TBNG, PTI and Holdco shall use their best efforts to obtain such GDPA approvals as promptly as possible post-closing), and Valeura shall at all times be entitled to the economic interests (including the payment in a timely manner of all net production revenues) associated with the interests it acquires in the Assets, without withholdings or other reductions. Without limiting the foregoing TransAtlantic shall cause TBNG to remit to Valeura, forthwith after receiving an invoice from Valeura, its share of net production proceeds in connection with the Production Leases and the Exploration Licences, notwithstanding that GDPA approvals have not been obtained in connection with the transfer to Valeura or PTI of an undivided interest in all or any of the Production Leases, or in connection with the transfer to Valeura of an undivided interest in all or any of the Exploration Licences, unless such payments are prohibited by Turkey law, in which event TransAtlantic shall enter into an arrangement with Valeura prior to closing which is acceptable to Valeura, in its discretion, pursuant to which the equivalent economic benefits are to be received in a timely manner by Valeura. If GDPA denies approving the transfer to Valeura of any of the Production Leases or Exploration Licences, or if all GDPA approvals have not been provided to Valeura within 270 days after closing, Valeura shall elect to either continue with the trust, agency, economic interest and revenue payment arrangements described above (in which event the escrowed PTI shares shall be released to PTI for cancellation), or to require the escrowed PTI shares to be released to and registered in the name of Valeura free and clear of all encumbrances and without any further consideration being payable by Valeura, on the basis that Valeura and Holdco shall negotiate in good faith, finalize and execute a mutually acceptable unanimous shareholders agreement prior to the release of the shares to Valeura, which agreement shall provide rights and remedies to each party equivalent to those contemplated in the joint operating agreements governing the Assets, and shall treat Holdco as a single entity for purposes of that agreement.

Each party agrees that it will use reasonable commercial efforts to satisfy this condition (d) in a timely manner.

In the event any of the conditions are not satisfied on or before closing, or if closing has not occurred by July 11, 2011, a party shall be entitled to terminate its obligations to proceed with the Transaction by notice in writing to the other party, in which event neither party shall have any further liabilities or obligations hereunder other than those liabilities which may have accrued prior to such termination, the obligation of TransAtlantic to cause the return of the Deposit to VEI as provided for in clause 8(b), and the obligations of TransAtlantic under the last paragraph in clause 8(a).

6.	The parties acknowledge and agree that:

(a)

in addition to the conditions set forth in clause 5 above, there are conditions precedent set forth in Article 9 of the Share Option Agreement, which conditions shall be held for the benefit of Valeura under the Valeura Participation Agreement; the obligation of Valeura to close the purchase of the PTI shares under the Valeura Participation Agreement shall be subject to the satisfaction or waiver of all such conditions, in Valeura’s discretion;

(b)

the obligation of Valeura to close the purchase of the PTI shares under the Valeura Participation Agreement shall also be subject to the condition that TWL is concurrently acquiring the TBNG shares pursuant to the Share Option Agreement and that either Holdco or TWL is concurrently acquiring 38.46% of the shares of PTI pursuant to the Holdco Assignment and SPA or the Share Option Agreement, respectively;

(c)

the obligation of Valeura to close the acquisition of the Assets under the Asset Sale Agreement is subject to Valeura being satisfied, acting reasonably, that the Assets were beneficially owned by PTI effective as of the Effective Date and continue to be so owned immediately prior to the closing date, and that at closing the beneficial interests in the Assets can be conveyed to Valeura effective as of the Effective Date in accordance with the Asset Sale Agreement, it being understood that legal title to the Production Leases which form part of the Assets will be held by TBNG in trust for, and for the account of, Valeura until the “skip transfer” (pursuant to directions from PTI) of those Production Leases from TBNG to Valeura is approved by the GDPA; and

(d)

the parties shall cooperate and use reasonable commercial efforts to structure the Transaction, the TransAtlantic Purchase, the Holdco Purchase, the Definitive Agreements, the Holdco Assignment and SPA, and all related transactions in a manner that minimizes the amount of tax that is incurred or payable by the parties in connection therewith.

7.	TransAtlantic covenants that:

(a)	TWL shall (and TPL shall cause TWL to) exercise the option under the Share Option Agreement by no later than February 10, 2011; and

(b)

TransAtlantic shall negotiate in good faith the terms of the Holdco Assignment and SPA and each other definitive agreement that may be required in connection with the contemplated transactions, and shall use reasonable commercial efforts to finalize, execute and deliver them by the date referenced in clause 5(a) above and to cause Holdco to finalize, execute and deliver all such agreements by said date.

8.

(a)	If this letter agreement is terminated or the Transaction otherwise does not proceed as a result of:

(i)	TWL’s failure to exercise in a proper manner by February 11, 2011 the option provided for in the Share Option Agreement;

(ii)	a material breach of this conditional offer by TransAtlantic, including a breach of clause 11 hereof; or

(iii)	a material breach by TWL of the Share Option Agreement, the Valeura Participation Agreement, the Holdco Assignment and SPA or the Asset Sale Agreement; or

(iv)	a material breach by Holdco of the Holdco Assignment and SPA or the Asset Sale Agreement,

TransAtlantic shall be liable to Valeura for all direct damages, costs and expenses suffered, sustained, paid or incurred by Valeura as a direct result thereof, up to a maximum amount of US $9,200,000.

(b)	If Valeura does not close the Transaction as the result of:

(i)	a material breach of this conditional offer by Valeura; or

(ii)	a material breach by Valeura of the Valeura Participation Agreement or the Asset Sale Agreement,

VEI shall be liable to TWL for all direct damages, costs and expenses suffered, sustained, paid or incurred by TWL as a direct result thereof, up to a maximum amount of US $9,200,000, and for greater certainty VEI shall not have any liability to TPL in connection with any such breach.

By no later than noon (Calgary time) on February 9, 2011 VEI will pay to Macleod Dixon LLP (the “Escrow Agent”) in trust the sum of US $3,250,000 (the “Deposit”), to be held in trust by the Escrow Agent in accordance with mutually satisfactory trust arrangements. If there is a material breach by Valeura of the Valeura Participation Agreement prior to closing, TWL shall provide written notice to VEI, and as soon as practicable after such notice is received VEI and TWL shall provide written notice to the Escrow Agent directing the Escrow Agent to deliver the applicable portion of the Deposit plus interest to TWL for application against the damages, costs and expenses for which VEI is liable to TWL as described in this clause 8(b), provided that if the Escrow Agent is holding all or any portion of the Deposit or interest thereon as at July 15, 2011 and there is then no claim by TWL against Valeura for a material breach as described above, VEI and TWL shall provide written notice to the Escrow Agent directing the Escrow Agent to release such Deposit and interest to VEI.

If the option is not exercised or the Transaction does not proceed for any reason other than as provided for in clause 8(b)(i) or 8(b)(ii), then if all or any part of the Deposit and interest thereon is being held by the Escrow Agent, VEI and TWL shall timely provide written notice directing the Escrow Agent to release the Deposit and all interest thereon to VEI.

If the Transaction closes, the Deposit and all interest thereon shall be applied against the purchase price payable by Valeura under the Valeura Participation Agreement, and VEI and TWL shall instruct the Escrow Agent to release the Deposit and interest thereon accordingly.

9.	The operator under the JOA’s will be TBNG. The JOA’s will be based on and incorporate the principle terms and comments outlined in the attached Schedule “B”.

10.

The parties shall negotiate in good faith a farmin agreement pursuant to which Valeura shall have the right to acquire a 50% undivided interest in each of licence nos. 4532 and 4094, together with all associated tangibles, seismic, contracts and other interests (the “Additional Assets”) by:

(a)

expending $US 1,500,000 on seismic in respect of the lands governed by license 4532 and drilling a well thereon to a depth of no less than 1500 meters from surface, and upon incurring such seismic expenditures and completion of such drilling operations Valeura shall have earned a 50% undivided interest in such licence, free and clear of all royalties and encumbrances other than Valeura’s proportionate share of the royalty payable under the license; and

(b)

expending $US 1,500,000 on seismic in respect of the lands governed by license 4094 and drilling a well thereon to a depth of no less than 1500 meters from surface, and upon incurring such seismic expenditures and completion of such drilling operations Valeura shall have earned a 50% undivided interest in such licence, free and clear of all royalties and encumbrances other than Valeura’s proportionate share of the royalty payable under the license.

From and after the date hereof TransAtlantic shall make available to Valeura all information pertaining to the Additional Assets which is in the possession of TransAtlantic, or to which TransAtlantic has access. The farmin agreement shall also grant a right of first offer to Valeura in respect of any sale, assignment or other disposition by TransAtlantic of any interests in licence no. 4037. The parties shall use their reasonable commercial efforts to finalize, execute and deliver the farmin agreement concurrently with closing of the Transaction.

11.

TransAtlantic acknowledges that Valeura has incurred and will continue to incur significant expenditures to pursue the Transaction. The parties agree that during period from the date of this letter to March 18, 2011 (the “Exclusivity Period”), or such other date that may be mutually agreed by Valeura and TransAtlantic, the parties will proceed with the negotiation and settlement of the terms of the Definitive Agreements subject to and in accordance with the terms hereof. During the Exclusivity Period and in consideration for Valeura making this conditional offer and pursuing the Transaction, TransAtlantic shall not, directly or indirectly (through any officer, trustee, director, agent, affiliate or otherwise), discuss, negotiate with, solicit, initiate or encourage any inquiries, proposals or offers from any person relating directly or indirectly to the acquisition of the shares of PTI or the Assets, or any of them (including by asset or share purchase or otherwise), provided that the foregoing shall not preclude (i) the acquisition by TWL of the shares of TBNG; (ii) the acquisition by TWL and/or Holdco of shares of PTI provided that not less than the PTI shares to be transferred to Valeura pursuant to the Transaction remain available for purchase by Valeura; or (iii) the directors of TPL from taking any action that is required to discharge their fiduciary duties.

12.

This Conditional Offer will be publicly announced by way of a press release of VEI, and VEI shall provide TransAtlantic with an opportunity to review same prior to publication. No party, nor any representative of a party, shall further disclose any information relating to this letter, the conditional offer herein or the proposed Transaction (including the fact that this letter has been entered into) to any party (other than advisors, banks, financial institutions or any other entity funding or proposing to fund, in whole or in part, the Transaction, including any consultant retained by such bank, financial institution or other entity) until mutually agreed by the parties, subject to any requirement of a party to make such other disclosure as may be required by applicable law or the policies of any applicable stock exchange. The terms of the Confidentiality Agreement dated December 17, 2010 between VEI and TWL shall also continue to apply in accordance with its terms.

13.

TransAtlantic shall provide access to VEI and its financial advisors, during normal business hours, to the records of TransAtlantic necessary for the preparation of any and all operating statement(s) or financial information that VEI requires in order to prepare any and all necessary financial statements or audit opinions to comply with applicable securities law requirements within the time frame prescribed by such securities law requirements. In addition, TransAtlantic shall use reasonable commercial efforts to cause any and all third parties who possess any operating statement(s) or financial information that VEI requires, in addition to the information held by TransAtlantic, to prepare such financial statements and audit opinions needed for VEI to fulfill its obligations under applicable securities laws.

14.	The addresses for service and the fax numbers of the parties are as set forth below:

Valeura Energy Inc.

550, 333-11th Avenue SW

Calgary, AB T2R 1L9

Fax: +1.403.237.7103

Attn: Jim McFarland

TransAtlantic Petroleum Ltd.

TransAtlantic Worldwide Ltd.

1755, 5910 N. Central Expressway

Dallas, TX 75206

Fax No.214.265.4711

Attn: Matthew McCann

All notices required, permitted or contemplated in this Agreement shall be in writing, and shall be delivered and received:

(a)

if personally served on a party by hand delivery or courier delivery, and such notices so served shall be deemed to be received by that party: (i) on the date of delivery if delivered within the normal working hours of a business day; or (ii) if delivered outside the normal working hours of a business day, at the commencement of the next ensuing business day following delivery thereof; or

(b)

if served by facsimile transmission directed to a party on whom they are to be served at that party’s fax number, and such notices so served shall be deemed to have been received by that party: (i) on the date of facsimile transmission if the facsimile transmission is sent, with receipt confirmation, within the normal working hours of a business day; or (ii) if the facsimile transmission is sent outside the normal working hours of a business day, at the commencement of the next ensuing business day following transmission thereof.

A party may from time to time change its address for service or its fax number or both by giving written notice of such change to the other party.

15.

This conditional offer is intended to create binding obligations upon the parties, subject to and in accordance with the terms of this conditional offer. This conditional offer and the formal documentation referred to herein shall be governed by and construed in accordance with the laws of England. The parties attorn to the non-exclusive jurisdiction of the Courts of England.

Your consideration of the foregoing is appreciated. This conditional offer is open for acceptance until 5:00 a.m. (Dallas, Texas time) on February 9, 2011 by returning to the writer a duly executed copy hereof.

We thank you for the opportunity to present this conditional offer to TransAtlantic and we look forward to working with you to complete the proposed Transaction. If you have any questions regarding this letter, please feel free to contact Jim McFarland at +1-403-930-1150 (land line) or +1-403-606-7134 (mobile).

Yours truly,

VALEURA ENERGY INC.

per:	/s/ James D. McFarland

James D. McFarland President and Chief Executive Officer

Accepted and agreed to this 9th day of February, 2011.
TRANSATLANTIC PETROLEUM LTD.		TRANSATLANTIC WORLDWIDE LTD.

per:	/s/ Matthew McCann	per: /s/ Matthew McCann

Matthew McCann, CEO		Matthew McCann, CEO